

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 4, 2016

<u>Via E-mail</u>
Herm Rosenman
Chief Financial Officer
Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, CA 94070

> **Re: Natera, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **Proxy Statement on Schedule 14A**
> **Filed April 21, 2016**
> **File No. 001-37478**

Dear Mr. Rosenman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Richard Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP